UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Lifeloc Technologies, Inc.

(Exact name of the registrant as specified in its charter)

Colorado (State or other jurisdiction of incorporation)	000-54319 (Commission file number)

12441 W 49th Ave., Suite 4, Wheat Ridge, Colorado (Address of principle executive offices)	80033 (Zip code)

Eric Orr Sourcing Manager 303-431-9500 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
[_]	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of Lifeloc Technologies, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Item 1.02 Exhibits

See Section 2.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Lifeloc Technologies, Inc.
(Registrant)

/s/ Wayne R. Willkomm By: Wayne R. Willkomm, Ph.D. President and Chief Executive Officer (Signature and Title)	May 31, 2024 (Date)